UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________

FORM 12b-25
___________________________________

NOTIFICATION OF LATE FILING

(Check One):

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: March 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notification relates to a portion of the ﬁling checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sonder Holdings Inc.
Full Name of Registrant

N/A
Former Name if Applicable

447 Sutter St. Suite 405, #542
Address of Principal Executive Office (Street and Number)

San Francisco, CA 94108
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Sonder Holdings Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 (the “Q2 Form 10-Q”) within the prescribed time period, without unreasonable effort or expense. As disclosed in the Company’s Current Report on Form 8-K dated March 15, 2024, which is hereby incorporated by reference, on March 14, 2024, the Audit Committee of the Board of Directors of the Company determined, based on management’s recommendation, that the Company’s audited consolidated financial statements for the year ended December 31, 2022, and the unaudited condensed consolidated financial statements included in each of the Company’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) in 2023, should no longer be relied upon due to accounting errors related to the valuation and impairment of operating lease right of use assets and related items. The Company completed the restatement of the affected financial statements and filed its Annual Report on Form 10-K for the year ended December 31, 2023 containing such restated financial statements on September 26, 2024. Subsequently, the Company filed its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2024 and June 30, 2024 on November 4, 2024, filed its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 on February 12, 2025, and filed its Annual Report on Form 10-K for the year ended December 31, 2024 on July 23, 2025. The Company is completing its customary accounting and internal control processes and procedures for its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 (the “Q1 Form 10-Q”) and its Q2 Form 10-Q. As a result of the above factors and the time necessary to complete the preparation and review of its financial statements for the quarter ended June 30, 2025 and the Q2 Form 10-Q, the filing of the Q2 Form 10-Q will be delayed to allow the Company sufficient time to complete its customary accounting and internal control processes and procedures. The Company expects to file the Q1 Form 10-Q and the Q2 Form 10-Q as soon as practicable.

The Company expects to receive a notice from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, because the Company is delinquent in filing its Q2 Form 10-Q, the Company continues to not be in compliance with Nasdaq Listing Rule 5250(c)(1), which requires companies with securities listed on Nasdaq to timely file all required periodic reports with the SEC.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward-looking statements include statements regarding the expected timing of the filing of the Q1 Form 10-Q and Q2 Form 10-Q and the financial information to be included therein. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s plans, expectations, and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks include but are not limited to unexpected delays in connection with the preparation and filing of the Q1 Form 10-Q and Q2 Form 10-Q. Readers are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Rahul Thumati	626	744-6558
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).

Yes	☐	No	☒

The Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 has not been filed.

(3)Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes	☐	No	☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The information in Part III above is incorporated into this Part IV by reference.

Sonder Holdings Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2025	By	/s/ Rahul Thumati
Rahul Thumati
Interim Chief Accounting Officer